SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 WORLDCOM, INC.
                       (Name of Subject Company (Issuer))

                                 WORLDCOM, INC.
                       (Names of Filing Persons (Issuer))

   OPTIONS TO PURCHASE WORLDCOM GROUP COMMON STOCK, PAR VALUE $.01 PER SHARE,
               GRANTED UNDER WORLDCOM, INC. 1997 STOCK OPTION PLAN

                         (Title of Class of Securities)
                                    98157D106
       (UNDERLYING WORLDCOM GROUP COMMON STOCK, PAR VALUE $.01 PER SHARE)
                      (CUSIP Number of Class of Securities)

                                Scott D. Sullivan
                                 WorldCom, Inc.
                            500 Clinton Center Drive
                           Clinton, Mississippi 39056
                                 (601) 460-5600
                     (Name, address and telephone number of
                    person authorized to receive notices and
                   communications on behalf of filing persons)

                                    COPY TO:
                              R. Randall Wang, Esq.
                                 Bryan Cave LLP
                             One Metropolitan Square
                         211 North Broadway, Suite 3600
                            St. Louis, Missouri 63102
                                 (314) 259-2000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
                 TRANSACTION VALUATION*         AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
                      $126,998,886                    $11,684
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes that options to purchase 124,958,613 shares of WorldCom group common stock of WorldCom, Inc. having an aggregate value of $126,998,886 as of January 16, 2002 will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:             Filing Party:
                  Form or Registration No.:           Date Filed:

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third-party tender offer subject to Rule 14d-1.
|X|   issuer tender offer subject to Rule 13e-4.
|_|   going-private transaction subject to Rule 13e-3.
|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

ITEM 1. SUMMARY TERM SHEET.

      The information set forth under "Summary Term Sheet" in the Offer to Exchange dated January 17, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The name of the issuer is WorldCom, Inc., a Georgia corporation (the "Company"), and the address of its principal executive office is 500 Clinton Center Drive, Clinton, Mississippi 39056. The Company's telephone number is
(601) 460-5600.

      (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain current U.S. WorldCom group employees, excluding those persons described below, to exchange all outstanding options to purchase shares of the Company's WorldCom group common stock, par value $.01 per share ("WorldCom group stock"), which were originally granted under the WorldCom, Inc. 1997 Stock Option Plan, as amended (the "1997 plan") on January 4, 1999, January 18, 2000 and April 24, 2000 for new nonqualified stock options (the "New Options") (the "Stock Option Exchange Program"). Employees that elect to exchange any eligible options must exchange all eligible outstanding options (the options submitted for exchange, the "Cancelled Options"). The New Options will be granted by the Company under the 1997 plan, and upon the terms and conditions described in the Offer to Exchange and the related Election to Participate attached hereto as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C). Only current employees of the WorldCom group are eligible to participate in the Stock Option Exchange Program. The excluded persons are the board of directors and executive officers of the Company as well as employees residing outside of the United States, WorldCom group employees who are currently on a leave of absence that began prior to August 1, 2001, and WorldCom group employees who do not hold any outstanding options granted by WorldCom on January 4, 1999, January 18, 2000 or April 24, 2000.

      The number of shares subject to the New Options will equal the number of shares subject to the Cancelled Options. The exercise price of the New Options will equal the closing sales price of the WorldCom group stock as reported on The Nasdaq National Market on the day on which the New Options are granted. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of WorldCom group stock Underlying the Options") is incorporated herein by reference. No trading market exists for the options to purchase WorldCom group stock that are subject to the Offer to Exchange.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) The Company is also the filing person. The Company's address and telephone number are set forth in Item 2(a) above. The information set forth in the Offer to Exchange under Section 3 ("Procedures for Electing to Participate in the Stock Option Exchange Program") and Section 10 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options"), which contains information regarding the identity and address of the directors and executive officers of the Company, is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

      (a) The following sections of the Offer to Exchange contain a description of the material terms of the Stock Option Exchange Program and are incorporated herein by reference:

      o     "Summary Term Sheet";
      o     "Introduction";
      o     Section 1 ("Number of Options; Expiration Date");
      o Section 3 ("Procedures for Electing to Participate in the Stock Option Exchange Program");
      o     Section 4 ("Withdrawal Rights");
      o Section 5 ("Acceptance of Options for Exchange and Issuance of New Options");
      o     Section 6 ("Conditions of the Stock Option Exchange Program");

      o     Section 8 ("Source and Amount of Consideration; Terms of New
            Options");
      o Section 11 ("Status of Options Acquired by us in the Stock Option Exchange Program; Accounting Consequences of the Stock Option Exchange Program");
      o     Section 12 ("Legal Matters; Regulatory Approvals");
      o     Section 13 ("Material U.S. Federal Income Tax Consequences"); and
      o Section 14 ("Extension of the Stock Option Exchange Program; Termination; Amendment").

      (b) Directors and executive officers of the Company are not eligible to participate in the Stock Option Exchange Program.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Stock Option Exchange Program") is incorporated herein by reference.

      (b) The shares of WorldCom group stock which are subject to the Cancelled Options will be returned to the pool of shares available for grants of new options under the 1997 plan. The information set forth in the Offer to Exchange under Section 11 ("Status of Options Acquired by us in the Stock Option Exchange Program; Accounting Consequences of the Stock Option Exchange Program") is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Stock Option Exchange Program") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

      (b) Not applicable.

      (c) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

      (a) The information included in Item 8 of the Company's annual report on Form 10-K for its fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission on March 30, 2001, as amended by Form 10-K/A filed with the Securities and Exchange Commission on April 26, 2001 (File No. 000-11258), and Item 1 of the Company's quarterly report set forth in the quarterly report on Form 10-Q for its fiscal quarter ended September 30, 2001 filed with the Securities and Exchange Commission on November 14, 2001 (File No. 000-11258), is incorporated herein by reference.


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

      (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

      (a) The directors and executive officers of the Company are not eligible to participate in the Stock Option Exchange Program. The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

      (b) Not applicable

ITEM 12. EXHIBITS.

(a)(1)(A)     Offer to Exchange, dated January 17, 2002.

(a)(1)(B) Form of Election to Participate for option holders submitting on the web site.

(a)(1)(C) Form of Election to Participate for option holders unable to access or use the web site.

(a)(1)(D) Form of Notice of Withdrawal for option holders submitting on the web site.

(a)(1)(E) Form of Notice of Withdrawal for option holders unable to access or use the web site.

(a)(1)(F) Form of Letter from Human Resources to Eligible Option Holders dated January 17, 2002.

(a)(1)(G) Form of Letter from Stock Option Department dated January 17, 2002 to WorldCom group employees on leave of absence who are eligible for option exchange.

(a)(1)(H) Form of Letter from Stock Option Department dated January 17, 2002 to eligible persons receiving paper forms of exchange.

(a)(1)(I) Form of Confirmation to Offerees of Receipt of Election to Participate for option holders submitting on the web site.

(a)(1)(J) Form of Confirmation to Offerees of Receipt of Election to Participate for option holders unable to access or use the web site.

(a)(1)(K) Form of Confirmation to Offerees of Receipt of Notice of Withdrawal for option holders submitting on the web site.

(a)(1)(L) Form of Confirmation to Offerees of Receipt of Notice of Withdrawal for option holders unable to access or use the web site.

(a)(1)(M)     Form of Press Release dated January 17, 2002.

(a)(1)(N)     Form of web site welcome page.

(a)(1)(O) Form of web site pop-up box appearing after the option holder has read and "clicks" to submit the Election to Participate or Notice of Withdrawal.

(a)(1)(P) Form of presentation regarding Domestic Worldcom Group Stock Option Exchange Program Overview.

(a)(1)(Q) Offering Circular for the WorldCom, Inc. 1997 Stock Option Plan, as amended.

(a)(1)(R) Those portions of the Company's annual report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001, as amended by Form 10-K/A filed with the Securities and Exchange Commission on April 26, 2001. (Incorporated by Reference).

(a)(1)(S) The Company's quarterly report on Form 10-Q for its fiscal quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001. (Incorporated by Reference).

(d)(1)(A)     The Company's 1997 Stock Option Plan, as amended.

(d)(1)(B) Form of Stock Option Agreement in connection with the replacement grant for the all-employee option programs under the 1997 plan.

(d)(1)(C) Form of Stock Option Agreement in connection with the replacement grant for the management option programs under the 1997 plan.

(d)(1)(D) Form of Stock Option Agreement in connection with the replacement grant for the April 24, 2000 grant under the 1997 plan.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      (a)   Not applicable.


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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        WORLDCOM, INC.


                                        By: /s/ Scott D. Sullivan
                                            ------------------------------------
                                            Scott D. Sullivan
                                            Chief Financial Officer

Dated: January 17, 2002

                                  EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION

(a)(1)(A)      Offer to Exchange, dated January 17, 2002.

(a)(1)(B) Form of Election to Participate for option holders submitting on the web site.

(a)(1)(C) Form of Election to Participate for option holders unable to access or use the web site.

(a)(1)(D) Form of Notice of Withdrawal for option holders submitting on the web site.

(a)(1)(E) Form of Notice of Withdrawal for option holders unable to access or use the web site.

(a)(1)(F) Form of Letter from Human Resources to Eligible Option Holders dated January 17, 2002.

(a)(1)(G) Form of Letter from Stock Option Department dated January 17, 2002 to WorldCom group employees on leave of absence who are eligible for option exchange.

(a)(1)(H) Form of Letter from Stock Option Department dated January 17, 2002 to eligible persons receiving paper forms of exchange.

(a)(1)(I) Form of Confirmation to Offerees of Receipt of Election to Participate for option holders submitting on the web site.

(a)(1)(J) Form of Confirmation to Offerees of Receipt of Election to Participate for option holders unable to access or use the web site.

(a)(1)(K) Form of Confirmation to Offerees of Receipt of Notice of Withdrawal for option holders submitting on the web site.

(a)(1)(L) Form of Confirmation to Offerees of Receipt of Notice of Withdrawal for option holders unable to access or use the web site.

(a)(1)(M)      Form of Press Release dated January 17, 2002.

(a)(1)(N)      Form of web site welcome page.

(a)(1)(O) Form of web site pop-up box appearing after the option holder has read and "clicks" to submit the Election to Participate or Notice of Withdrawal.

(a)(1)(P) Form of presentation regarding Domestic WorldCom Group Stock Option Exchange Program Overview.

(a)(1)(Q) Offering Circular for the WorldCom, Inc. 1997 Stock Option Plan, as amended.

(a)(1)(R) Those portions of the Company's annual report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001, as amended by Form 10-K/A filed with the Securities and Exchange Commission on April 26, 2001. (Incorporated by Reference).

(a)(1)(S) The Company's quarterly report on Form 10-Q for its fiscal quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001. (Incorporated by Reference).

(d)(1)(A)      The Company's 1997 Stock Option Plan, as amended.

(d)(1)(B) Form of Stock Option Agreement in connection with the replacement grant for the all-employee option programs under the 1997 plan.

(d)(1)(C) Form of Stock Option Agreement in connection with the replacement grant for the management option programs under the 1997 plan.


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

(d)(1)(D) Form of Stock Option Agreement in connection with the replacement grant for the April 24, 2000 grant under the 1997 plan.


                                       8